Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND NOTICE OF AVAILABILITY OF PROXY MATERIALS

To the shareholders of Nuvei Corporation (the “Company”):

NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders (the “Meeting”) of the Company will be held virtually at https://web.lumiagm.com/464471629, password “nvei2022” (case sensitive), on May 27, 2022 at 10:00 a.m. (ET), for the purposes of:

1.	receiving the consolidated financial statements of the Company for the fiscal year ended December 31, 2021, together with the auditors’ report thereon;

2.	electing six directors for the ensuing year;

3.	appointing auditors for the ensuing year and authorizing the directors to fix their remuneration;

4.

considering and approving a special resolution (the “Arrangement Resolution”), a copy of which is reproduced in its entirety under “Schedule A-1” attached to the Management Information Circular (the “Circular”), in respect of the plan of arrangement (the “Arrangement”) effecting amendments (the “Amendments”) to the articles of amalgamation (as amended) of the Company (the “Articles”) to add certain constrained securities ownership provisions, providing the Company with, among other measures, the right to redeem, repurchase or force the sale of, shares of the Company to facilitate compliance with applicable laws;

5.

considering and approving an ordinary resolution, a copy of which is reproduced in its entirety under “Schedule B-1” attached to this Circular, confirming certain amendments to the Company’s general by-law required to administer the constrained securities ownership provisions of the Amendments to the Articles; and

6.	transacting such other business as may properly come before the Meeting.

The Company’s Board of Directors has fixed the close of business on April 14, 2022 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting, or any postponement or adjournment thereof. No person who becomes a shareholder of record after that time will be entitled to vote at the Meeting or any postponement or adjournment thereof.

Registered shareholders and duly appointed proxyholders will be able to participate in the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholders will be able to participate in the Meeting as guests, but guests will not be able to vote at the Meeting. If you are a non-registered shareholder located in the United States and wish to appoint yourself as a proxyholder in order to attend, participate or vote at the Meeting, you MUST also obtain a valid legal proxy from your intermediary and submit it to TSX Trust Company (the “Transfer Agent”).

If you are unable to attend the Meeting, please complete, date, sign and return the accompanying form of proxy or voting instruction form, as applicable enclosed herewith for use at the Meeting or any adjournment thereof. To be effective, the attached proxy or voting instruction form must be received not later than May 25, 2022 at 10:00 a.m. (ET). These instructions include the additional step of registering such proxyholder with the Transfer Agent, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with the Transfer Agent will result in the proxyholder not receiving a control number to participate in the virtual meeting and only being able to attend as a guest.

Notice-and-Access

The Company is using the notice-and-access procedures permitted by Canadian securities laws for the delivery of the Circular and our annual consolidated financial statements for the fiscal year ended December 31, 2021 (the “Proxy Materials”) to both our registered and non-registered shareholders. Under the notice-and-access procedures, instead of shareholders receiving paper copies of the Proxy Materials, shareholders receive a copy of this Notice of 2022 Annual and Special Meeting of Shareholders and Notice of Availability of Proxy Materials (the “Notice of Meeting”) (which provides information on how to access copies of the Proxy Materials, how to request a paper copy of the Proxy Materials and details about the Meeting) and a form of proxy or voting instruction form, as applicable. All shareholders are reminded to review the Circular before voting.

The Proxy Materials are being posted online for shareholders to access at https://investors.nuvei.com under the “Financials” section and under Nuvei’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Shareholders may request a paper copy of the Proxy Materials by mail, free of charge, up to one year from the date this Circular was filed on SEDAR by contacting the Transfer Agent at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries), or by email at tsxt-fulfilment@tmx.com.

To receive the Proxy Materials in advance of the voting deadline and the Meeting date, requests for paper copies must be received by no later than May 16, 2022. If a shareholder requests a paper copy of the Proxy Materials, please note that another form of proxy or voting instruction form will not be sent; please retain the one received with this Notice of Meeting for voting purposes.

Pursuant to the interim order dated March 30, 2022 (the “Interim Order”), registered shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their shares in accordance with the provisions of section 190 of the Canada Business Corporations Act (“CBCA”), as modified by the Interim Order and the plan of arrangement pertaining to the Arrangement (the “Plan of Arrangement”). A registered shareholder wishing to exercise rights of dissent with respect to the Arrangement must send to the Company a written objection to the Arrangement Resolution, which written objection must be received by the Company at 1100 René-Lévesque Boulevard West, 9th Floor, Montréal, Québec, Canada H3B 4N4, Attention: General Counsel and Corporate Secretary, with a copy to (i) Stikeman Elliott LLP, 1155 René-Lévesque Boulevard West, 41st Floor, Montréal, Québec, Canada H3B 3V2, Attention: Mtre Stéphanie Lapierre, email: slapierre@stikeman.com, and (ii) TSX Trust Company Proxy Department, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1, by no later than May 25, 2022 at 5:00 p.m. (ET) (or 5:00 p.m. (Montréal time) on the second Business Day immediately preceding the date of the reconvened Meeting if the Meeting is adjourned or postponed), and must otherwise strictly comply with the dissent procedures described in the accompanying Circular. The shareholders’ rights to dissent is more particularly described in the accompanying Circular, and copies of the Plan of Arrangement, the Interim Order and the text of section 190 of the CBCA are set forth in Schedule A-2, Schedule A-3 and Schedule C, respectively, of the Circular. Failure to strictly comply with the requirements set forth in section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent.

If you have any questions about or require assistance in completing your form of proxy or voting instruction form, please contact the Transfer Agent by phone at 1-800-387-0825 (within North America) or 416-682-3860 (outside North America).

Dated at Montréal, Québec, Canada, April 14, 2022.

By order of the Board of Directors,

Philip Fayer

Founder, Chair of the Board

and Chief Executive Officer